METROPOLITAN SERIES FUND

AMENDMENT NO. 1 TO THE INVESTMENT SUBADVISORY AGREEMENT

(Baillie Gifford International Stock Portfolio)

This Amendment No. 1 to the Investment Subadvisory Agreement (the “Agreement”) dated February 1, 2012, by and between MetLife Advisers, LLC, (the “Adviser”), and Baillie Gifford Overseas Limited (the “Subadviser”) with respect to the Baillie Gifford International Stock Portfolio, a series of the Metropolitan Series Fund, is entered into effective as of December 1, 2013.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets
Baillie Gifford International Stock Portfolio	0.600% of first $25 million of such assets
0.500% on next $75 million of such assets
0.400% on next $300 million of such assets
0.300% on next $600 million of such assets
0.250% of such assets over $1 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of December 1, 2013.

METLIFE ADVISERS, LLC		BAILLIE GIFFORD OVERSEAS LIMITED

By:	/s/ Kristi Slavin	By:	/s/ Tim Campbell
	Kristi Slavin		Tim Campbell
	Vice President		Director